Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings as defined:
Pre-tax income	107,705	82,279	60,720	53,806	122,245
Distributions from investees	7,152	6,568	6,262	21,467	10,022
Interest expense	96,236	146,787	147,084	132,538	93,939
Income in equity of affiliate	680	(7,243)	(26,051)	(30,028)	(19,256)
Interest portion of rental expense (1)	8,149	7,505	2,174	1,367	1,438
Total earnings	219,922	235,896	190,189	179,150	208,388
Fixed charges as defined:
Interest expense	96,236	146,787	147,084	132,538	93,939
Interest portion of rent expense (1)	8,149	7,505	2,174	1,367	1,438
Total fixed charges	104,385	154,292	149,258	133,905	95,377
Ratio of earnings to fixed charges	2.11	1.53	1.27	1.34	2.18

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(1) One third of rent expense is the portion deemed representative of the interest factor.